                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                    Under the Securities Exchange Act of 1934

                       Mediware Information Systems, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    584946107
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                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 28, 2001
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 584946107                                            Page 2 of 7 Pages
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,400,936
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,400,936
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,400,936
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D is being filed on behalf of Larry Feinberg to report a change in his beneficial ownership of shares of common stock ("Common Stock") of Mediware Information Systems, Inc. ("Mediware") from 17.87% to 19.4%.

Item 1. Security and Issuer.

     Mediware's principal executive office is located at 11711 West 79th Street, Lenexa, Kansas 66214.

Item 2. Identity and Background.

     No change.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg is deemed to beneficially own 1,400,936 shares of the Mediware's Common Stock (the "Shares"). The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion. The 1,400,936 shares were purchased for an aggregate purchase price of $4,844,325.64. The funds for the purchase of Shares held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the Shares held in the managed accounts, over which Mr. Feinberg has investment discretion, came from each managed account's own funds. No leverage was used to purchase the Shares.

Item 4. Purpose of Transaction.

     The primary interest of Mr. Feinberg is to maximize the value of the Partnerships' and managed accounts' investment in Mediware. Mr. Feinberg intends to continually review Mediware's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, Mr. Feinberg will continue to consider various alternative courses of action and will in the future take such actions with respect to the Partnerships' and managed accounts' investments in Mediware as he deems appropriate. Such actions may include, but are not limited to, the following:

     1. Seeking representation on the Board of Directors of Mediware;

     2. Making recommendations to management concerning various business strategies, including acquisitions and dispositions; and

     3. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Partnerships and managed accounts in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, Mr. Feinberg's position with respect to Mediware may not be considered solely that of a passive investor. There can be no assurance, however, that Mr. Feinberg will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Feinberg is deemed to be the beneficial owner of 1,400,936 Shares. Based upon a total aggregate number of 7,218,139 shares of Common Stock outstanding, as reported on Mediware's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, Mr. Feinberg is deemed to beneficially own 19.4% of Mediware's outstanding shares of Common Stock.

     (b) Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Mediware Common Stock that he is currently deemed to beneficially own.

     (c) The transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days are set forth on Exhibit A attached hereto. All such transactions were effected in open market purchases, except for the simultaneous purchase and sale of 100,000 shares of August 20, 2001 and the simultaneous purchase and sale of 150,000 shares on October 8, 2001. These simultaneous purchases and sales were internal reallocations of Mr. Feinberg's holdings among the Partnerships and the managed accounts with respect to which he has investment discretion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Feinberg does not have any contract, arrangement, understanding or relationship with any person with respect to the stock of Mediware.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit A is a description of the transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 2001                /s/ Larry N. Feinberg
                                        ------------------------------
                                        Larry N. Feinberg

                                                                       Exhibit A
                                                                       ---------

                  List of transactions in Mediware Common Stock
                  ---------------------------------------------

                                Amount of     Amount of
                                 Shares        Shares        Approximate Price
  Date          Security         Bought         Sold             per Share

08/20/01      Common Stock                      100,000           2.7500
08/20/01      Common Stock       100,000                          2.7800
08/20/01      Common Stock        25,000                          2.7500
08/21/01      Common Stock        17,000                          3.0000
08/22/01      Common Stock         7,800                          3.0000
08/31/01      Common Stock        13,500                          3.3000
09/10/01      Common Stock         4,000                          3.0000
09/19/01      Common Stock         2,000                          2.9500
09/20/01      Common Stock        10,500                          2.9500
09/21/01      Common Stock        16,800                          3.0420
09/24/01      Common Stock         1,800                          3.0300
09/25/01      Common Stock        13,000                          3.0300
09/26/01      Common Stock           500                          3.0000
09/27/01      Common Stock         5,000                          3.1180
09/28/01      Common Stock        25,000                          3.3500
10/02/01      Common Stock         7,000                          3.4700
10/08/01      Common Stock                      150,000           4.3400
10/08/01      Common Stock       150,000                          4.3400
10/19/01      Common Stock         5,100                          3.9994
10/25/01      Common Stock        11,500                          3.8865
11/02/01      Common Stock         3,000                          3.6000
11/05/01      Common Stock         2,000                          3.5300